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                                                                EXHIBIT 99(A)(9)

CONTACT:  Nick Hill                     Gordon Lambourne
          (301) 380-7484                (301) 380-1368
          nick.hill@marriott.com        gordon.lambourne@marriott.com


MARRIOTT INTERNATIONAL AND ROCKLEDGE HOTEL PROPERTIES EXTEND TENDER OFFER AND CONSENT SOLICITATION PERIOD UNTIL OCTOBER 16 FOR COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

WASHINGTON, D.C. - September 25, 2000 - Marriott International, Inc. (NYSE:MAR) and Rockledge Hotel Properties, Inc. announced today that CBM I Holdings LLC, a wholly owned subsidiary of a joint venture between Marriott International and Rockledge Hotel Properties, is extending its offer to acquire all outstanding units of limited partnership interest of Courtyard by Marriott Limited Partnership ("Courtyard I") to 5:00 p.m., New York City time, on Monday, October 16, 2000. The expiration of the solicitation period during which holders of Courtyard I units may submit consent forms regarding the merger and the amendments to the Courtyard I partnership agreement described in the Purchase Offer and Consent Solicitation previously sent to unitholders was also extended to 5:00 p.m., New York City time, on Monday, October 16, 2000. The offer and the consent solicitation period were previously scheduled to expire at 12:00 midnight, New York City time, on Friday, September 22, 2000.

In a related development, the settlement agreement pursuant to which the tender offer and consent solicitation are being made has been amended with the result that while the purchase price offered to holders of Courtyard I units remains $134,130, the net amount that each Courtyard I unitholder who is a class member will receive after deduction of court awarded attorneys' fees and expenses to class counsel has been increased from approximately $116,000 to $133,500 per unit, which includes certain interest accrued on the settlement fund.


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The joint venture has agreed to pay a portion of the fees and expenses of counsel to the Courtyard I class action plaintiffs so that class counsel will receive the same amount as they would have sought to have approved prior to the increase in the net amount and to reimburse certain of the expenses of the CBM I LP Partners' Committee, a committee with which the amendment to the settlement agreement was negotiated. Marriott International, Host Marriott Corporation and the other defendants in the litigation have also been authorized to call or otherwise solicit consents from the Courtyard I limited partners to effectuate the merger.

The revised settlement is the result of direct negotiations between representatives of the joint venture and Marvin Schick, Chairman of the CBM I LP Partners' Committee. "The terms of the revised settlement are fair and reasonable and I support it," said Mr. Schick. David Berg, lead counsel to the class action plaintiffs stated, "We are pleased that the revised settlement allows for a greater recovery by the limited partners."

The court hearing to approve the terms of the Courtyard I settlement has been rescheduled for 10 a.m. (local time) on October 19, 2000 in the courtroom of the Honorable Michael Peden, 285th District Court, Bexar County Courthouse, 100 Dolorosa Street, San Antonio, Texas.

The tender offer and consent solicitation materials are also being revised to provide that that after 5:00 p.m., New York City time, on October 16, 2000, the expiration of the consent solicitation period will no longer be required to coincide with the expiration date of the offer. After that time the expiration date of the purchase offer and the expiration date of the consent solicitation period may be extended to the same date or different dates, or not at all. If the expiration date of the consent solicitation is not further extended, after 5:00 p.m., New York City time, on October 16, 2000, holders of Courtyard I units will no longer be able to submit or revoke consent forms regarding the merger and the amendments to the partnership agreement.
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Supplemental materials describing the changes to the settlement agreement, the purchase offer and the consent solicitation are being prepared and will be distributed to Courtyard I unitholders and filed with the Securities and Exchange Commission as soon as possible.

According to Gemisys Corporation, the Claims Administrator for the tender offer and consent solicitation, as of 12:00 midnight on Friday, September 22, approximately 461 of the Courtyard I units that are eligible to vote have voted in favor of the merger, approximately 418 units have voted against, 32 units have abstained, and 224 have not yet voted. Approximately 508 Courtyard I units have been tendered and not withdrawn pursuant to the tender offer, representing approximately 44% of the outstanding Courtyard I units.

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MARRIOTT INTERNATIONAL, INC. (NYSE:MAR) is a leading worldwide hospitality company with over 2,000 operating units in the United States and 57 other countries and territories. Marriott Lodging operates and franchises hotels under the Marriott, Renaissance, Residence Inn, Courtyard, TownePlace Suites, Fairfield Inn, SpringHill Suites and Ramada International brand names; develops and operates vacation ownership resorts under the Marriott, Ritz-Carlton and Horizons brands; operates Marriott Executive Apartments; provides furnished corporate housing through its ExecuStay by Marriott division; and operates conference centers. Other Marriott businesses include senior living communities and services, wholesale food distribution, procurement services, and The Ritz-Carlton Hotel Company LLC. The company is headquartered in Washington, D.C., and has approximately 149,000 employees. In fiscal year 1999, Marriott International reported systemwide sales of $17.7 billion. For more information or reservations, please visit Marriott International's website at www.marriott.com.

ROCKLEDGE HOTEL PROPERTIES INC is a Delaware corporation formed in connection with Host Marriott Corporation's (NYSE: HMT) reorganization of its business operations to qualify as a "real estate investment trust," or REIT, for federal income tax purposes. Host Marriott Corporation is a lodging real estate company which currently owns or holds controlling interests in 122 upscale and luxury hotel properties primarily operated under premium brands such as Marriott, Ritz-Carlton, Hyatt, Four Seasons, Hilton and Swissotel. Rockledge Hotel Properties and Host Marriott Corporation have their principal offices at 10400 Fernwood Road, Bethesda, Maryland 20817. For further information, please visit Host Marriott Corporation's website at www.hostmarriott.com.

COURTYARD BY MARRIOTT LIMITED PARTNERSHIP is a Delaware limited partnership formed in 1986 which owns 50 Courtyard by Marriott hotels located throughout the United States which are managed by a subsidiary of Marriott International, Inc.


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